January 9, 2018

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.

Registration Statement on Form F-1

File No. 333-222292

Dear Ms. Woo:

We are writing to inform the staff of the U.S. Securities and Exchange Commission (the “Staff”) that PagSeguro Digital Ltd. (the “Company”) is publicly filing today Pre-Effective Amendment No. 1 to the Registration Statement on Form F-1 (the “Revised Registration Statement”) in relation to the Registration Statement on Form F-1 publicly filed on December 26, 2017 (the “Registration Statement”), which includes (i) the estimated price range and expected volume of the offering, (ii) a new risk factor regarding the ineligibility of companies with multiple share classes, such as the Company, to be included in certain indices, (iii) revised information regarding the expected percentage ownership and voting rights of management following the offering, (iv) certain ordinary course updates and (v) certain exhibits that had not been previously filed. We have included with this letter three marked copies and one unmarked copy of the Revised Registration Statement.

We thank you for your attention to this filing. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

Jan Woo

United States Securities and Exchange Commission

Accounting questions may be directed to Eduardo Alcaro, the Company’s chief financial officer, at +55 (11) 3038-8127. The review partner for this filing at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Marcos Carvalho, who can be reached at +55 (11) 3674-2000.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Robert M. Ellison
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief

Accounting Officer, PagSeguro Digital Ltd.

Maria Judith de Brito – Director, PagSeguro Digital Ltd.

Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo